UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2018 (Report No. 2) Commission File No. 001-35932
ARCTURUS THERAPEUTICS LTD.
(Translation of registrant’s name into English)
10628 Science Center Drive, Suite 250 San Diego, California 92121
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On July 20, 2018, Arcturus Therapeutics Ltd. (the “Company”) published a notice (the “Notice”) that the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) will be held on Friday, August 24, 2018, at 10:00 a.m., Pacific Time, at 4655 Executive Drive, Suite 700, San Diego, CA 92121. Following the record date for the Meeting, which is Friday, July 20, 2018, the Company will distribute a proxy statement describing the proposed resolutions for the Meeting and a proxy card to all shareholders of record as of the record date. The Notice provides a list of the proposals and other matters that will come before the Meeting. The Notice is attached hereto as Exhibit 99.1 and is available on the Company’s website at www.arcturusrx.com.

Exhibits

99.1	Press Release dated July 20, 2018 of Arcturus Therapeutics Ltd., announcing the Annual and Extraordinary General Meeting of Shareholders to be held on Friday, August 24, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer

Date: July 20, 2018

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